Mail Stop 4720

December 10, 2009

Jerald L. Shaw
President and Chief Executive Officer
Anchor Bancorp
601 Woodland Square Loop SE
Lacey, Washington 98530

> **Re: Anchor Bancorp**
> **Amendment no. 1 to Form S-1**
> **Filed November 12, 2009**
> **File No. 333-154734**

Dear Mr. Shaw:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note that you have adopted SFAS 168 during the quarter ended September 30, 2009. As a result, all non-SEC accounting and financial reporting standards have been superseded. In future filings, please revise any references to accounting standards accordingly.

How We Determined the Offering Range and the $10.00 Price Per Share, page vi

2.   We note your response to our prior comment 7; please revise to include the discount of price to book value and price to tangible book value as compared to

the average for the Peer Group (rather than just the median). In addition, please explain how you determined this discount was appropriate.

Conditions to Completing the Conversion and Offering, page xii

3.   Please tell us whether you have received the approvals necessary to complete the conversion and offering from the DFI and FDIC. If you have not received such approvals, please advise the staff what actions you intend to take with regard to the conversion without approval and any related economic consequences.

Risk Factors, page 1
General

4.   We note your response to our prior comment 9. However, it appears that you continue to use phrases such as "we cannot assure," "there can be no assurance," and "we cannot make assurances" in your risk factors section. The risk factors must discus the nature of the specific risk, not your ability to provide assurance. Please remove all such disclosure from the risk factors section and make sure that all risk factors address the particular risk rather than your ability to offer assurance.

We have originated a large amount of construction loans through a broker…, page 4

5.   Please revise this risk factor to disclose whether the company has any intentions to originate loans referred from this broker in the future.

Strong competition within our market areas may limit our growth and adversely affect our operating results, page 8

6.   Please remove and expand the last sentence of this risk factor into a separate risk factor.

Our pro forma price/earnings multiple may be higher than our peers, page 14

7.   We note that you state in your risk factor that your resulting price/earnings multiples may continue to be higher than your peers. However, it appears on page vii, that your price-to-earnings multiple at the minimum, midpoint, maximum, and adjusted maximum is not meaningful, while the average and median price-to-earnings multiple for the peer group companies is 16.27x and 10.18x respectively. Please revise or explain.

A Warning About Forward-Looking Statements, page 17

8.   Since this filing is an initial public offering, it may contain forward-looking statements, but not forward-looking statements within the meaning of securities

laws. Please revise.

Pro Forma Data, page 25

9.   Please refer to our previous comment 16 in our letter dated November 21, 2008.
        We understand that the interest expense on the loan related to the ESOP is
        eliminated in consolidation. However, the loan is between related parties and the
        interest rate will impact the amount of cash transferred between the parties
        involved. Therefore, please revise to provide the information requested.

Operating Strategy, page 34

10.   Please revise to clarify which parts of the operating strategy the company can
        immediately implement and which parts of the operating strategy can only be
        implemented after the Order to Cease and Desist is lifted.

Improving our Earnings by Expanding Our Product Offerings, page 34

11.   Please revise to describe some of these additional products that you may add.

Business of Anchor Bank; Market Area, page 66

12.   We note your response to our former comment 19 that you paid for the
        information supplied by SNL Financial , L.C.; please provide a consent in
        accordance Item 601(23) of Regulation S-K and confirm that you do not need to
        disclose your relationship with SNL under Section 509 of Regulation S-K.

Commercial and Multi-Family Real Estate Lending, page 75

13.   Please revise your disclosure on page 76 to include your policy for obtaining
        updated appraisals and include a discussion of how you consider old or outdated
        appraisals when determining the appropriate amount of allowance for loan losses.
        Discuss any adjustments you make to the appraisals and the reasons for those
        adjustments. Please provide this disclosure for all types of collateral based loans.

Restructured Loans, page 84

14.   We note your disclosure that as of September 30, 2009 you did not have any
        restructured loans. We also note further disclosure that as of September 30, 2009,
        you had four loans with aggregate principal balances of $2.5 million which you
        have identified as troubled debt restructures. Please revise to clarify this apparent
        inconsistency.

15.   You disclose on page 34 that you have taken various actions as a part of your
        strategy to aggressively reduce non performing loans and that one of these actions

is loan modifications. Please describe in greater detail the types of modifications you make to these loans, and provide more detailed disclosure of the items considered when determining whether a loan should be accounted for as a troubled debt restructuring. Disclose when a modified loan is returned to accruing status.

The Conversion, page 124

16.   We note that you state on page 125 that copies of the plan of conversion are available for inspection at Anchor Bank, at the DFI, Division of Banks, Department of Financial Institutions and at the FDIC and that the plan of conversion is also filed as an exhibit to the application to convert from mutual to stock form and that copies may be obtained from the DFI. Please revise to clarify that a copy of the plan of conversion has also been filed an as an exhibit to the Form S-1.

Consolidated Financial Statements
Note 15 – Fair Value Measurements, page F-40

17.   Please revise to clarify the source of the market prices used to determine the fair value of your loans held for sale. Please disclose how you consider differences between the credit quality of each individual loan in concluding that the determination of the fair value of these assets is a level 1 measurement.

18.   We note your disclosure on page F-41 that you determine the fair value of impaired loans using the present value of expected cash flows or the fair value of the collateral. Please revise to disclose why you believe the present value of cash flows using the loans effective rate is reflective of a fair market value considering that it may or may not be reflective of a market rate for that loan. Alternatively, please revise to delete the disclosure of the balance of impaired loans that are measured using the present value of cash flows under ASC 310-10-35-22.

Exhibit 5.0

19.   Please revise to clarify that Breyer & Associates P.C. is opining on the legality of the securities under the laws of the state in which Anchor Bancorp is incorporated.

20.   We note that the legality opinion is dated October 24, 2008. Please file a new legality opinion and issue it as of the date of effectiveness of the registration statement.

Exhibit 8.1

21.   Please include a summary of the tax opinion within the prospectus.

22.   It does not appear that Silver Freedman & Taff, L.L.P. has consented to the prospectus discussion. We reissue our prior comment 40 in full.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Rebekah Moore, Staff Accountant, at 202-551-3303 or Kevin W. Vaughn, Accounting Branch Chief, at 202-551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Allicia Lam at 202-551-3316 or me at 202-551-3464 with any other questions.

Sincerely,

Kathryn McHale
Staff Attorney

CC: By Fax: (703) 883-2511
        John F. Breyer, Jr., Esquire
        Breyer & Associates PC